

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2024

Larry G. Swets
Chief Executive Officer
FG Financial Group, Inc.
104 S. Walnut Street, Unit 1A
Itasca, IL 60143

       Re: FG Financial Group, Inc.
            Registration Statement on Form S-4
            Filed January 8, 2024
            File No. 333-276432

Dear Larry G. Swets:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Finance

cc: S. Chase Dowden, Esq.